Exhibit 2.2

SHARE PURCHASE AGREEMENT

entered into between

GRINDROD LIMITED

and

GRINDROD SHIPPING HOLDINGS PTE. LTD.

TABLE OF CONTENTS

Clause number and description	Page

1.	PARTIES	3

2.	DEFINITIONS	3

3.	BACKGROUND	4

4.	CONDITION PRECEDENT	4

5.	IMPLEMENTATION STEPS	5

6.	SALE	5

7.	SETTLEMENT OF THE PURCHASE PRICE	5

8.	CLOSING	5

9.	BASIS OF SALE	6

10.	LIMITATIONS ON WARRANTY CLAIMS	7

11.	BREACH	8

12.	APPLICATION OF CERTAIN PROVISIONS OF THE IMPLEMENTATION AGREEMENT	8

1.            PARTIES

1.1.         Grindrod Limited (Registration Number 1966/009846/06), a public company duly incorporated and registered in accordance with the laws of the Republic of South Africa (“Seller”); and

1.2.         Grindrod Shipping Holdings Pte. Ltd. (Registration Number 201731497H), a private company duly incorporated and registered in accordance with the laws of the Republic of Singapore, which it is contemplated will converted into a public company, in accordance with the laws of the Republic of Singapore, on or about the Closing Date (“Purchaser”).

2.            DEFINITIONS

Unless the context indicates otherwise, the following words, terms or expressions shall have the meanings assigned to them hereunder in this Agreement and cognate expressions shall have corresponding meanings:

2.1.         “Aggregate CCN’s” means collectively the GSPL CCN’s and the GSSA CCN’s;

2.2.         “Agreement” means this written sale agreement and the annexure hereto;

2.3.         “Binding Clauses” means clauses 1, 2, 4, 10 and 12;

2.4.         “Business Day” means a day which is not a Saturday, Sunday or an official public holiday in the Republic of South Africa or the Republic of Singapore from time to time;

2.5.         “Claim” shall have the meaning given to it in clause 10.1;

2.6.         “Closing Date” shall have the meaning given to it in the Implementation Agreement;

2.7.         “Company” means Grindrod Shipping Pte. Ltd. (Registration Number 200407212K), a private company duly incorporated and registered in accordance with the laws of the Republic of Singapore;

2.8.         “Compulsorily Convertible Notes” means conditional compulsorily convertible notes to be issued by the Purchaser on the basis set out in this Agreement, the terms of which are as set out in Annexure “A”;

2.9.         “Condition Precedent” means the condition precedent set out in clause 4.1;

2.10.      “Grindrod Distribution” shall have the meaning given to it in the Implementation Agreement;

2.11.      “GSPL CCN’s” means 16 626 600 (sixteen million six hundred and twenty six thousand six hundred) Compulsorily Convertible Notes;

2.12.      “GSSA CCN’s” means 2 437 232 (two million four hundred and thirty seven thousand two hundred and thirty two) Compulsorily Convertible Notes;

2.13.      “Implementation Agreement” means the written implementation agreement concluded contemporaneously with this Agreement between the Seller, the Purchaser, the Company and Grindrod Shipping (South Africa) Proprietary Limited;

2.14.      “Implementation Steps” shall have the meaning given to it in the Implementation Agreement (for purposes of clarity, the implementation of this Agreement in accordance with its terms is an Implementation Step);

2.15.      “IRAS” means the Inland Revenue Authority of Singapore;

2.16.      “Longstop Date” shall have the meaning given to it in the Implementation Agreement;

2.17.      “Ordinary Shareholders” means the holders of issued ordinary shares in the Seller;

2.18.      “Parties” means the parties to this Agreement, and, “Party” means any one of them;

2.19.      “Purchase Price” means US$279 685 000 (two hundred and seventy nine million six hundred and eighty five thousand United States Dollars);

2.20.      “Rounding Adjustment” shall have the meaning given to it in the Implementation Agreement;

2.21.      “Sale Shares” means 101 009 (one hundred and one thousand and nine) ordinary shares in the Company, held by the Seller and constituting 100% (one hundred percent) of the issued share capital of the Company;

2.22.      “Signature Date” means the date of signature of this Agreement by the Party last signing; and

2.23.      “Subsidiaries” means the companies in which the Company, directly or indirectly, holds shares, as listed and on the basis set out in Annexure “B”.

3.            BACKGROUND

The Parties have agreed that the Purchaser will acquire the Sale Shares from the Seller for the Purchase Price (to be settled as set out in clause 7) on the basis set out in this Agreement.

4.            CONDITION PRECEDENT

4.1.         Save for the Binding Clauses, all of which will become effective immediately, this Agreement is subject to the fulfilment of the Condition Precedent that, by not later than 17:00 (South African time) on the Longstop Date, the Implementation Agreement has been concluded and has become unconditional in accordance with its terms (save for any condition regarding the unconditionality of this Agreement).

4.2.         Unless the Condition Precedent has been fulfilled by not later than 17:00 (South African time) on the Longstop Date the provisions of this Agreement, save for the Binding Clauses which will remain of full force and effect, will never become of any force or effect and the status quo ante will be restored as near as may be possible and none of the Parties will have any claim against the others in terms hereof or arising from the failure of the Condition Precedent.

5.            IMPLEMENTATION STEPS

5.1.         It is recorded that each of the Implementation Steps shall be implemented in a specific order in accordance with the terms of the Implementation Agreement.

5.2.         Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that this Agreement shall, subject to the provisions of clause 6.3 of the Implementation Agreement, be implemented on the Closing Date in the sequence set out in the Implementation Agreement.

5.3.         If the Seller gives notice in terms of clause 6.2.2 of the Implementation Agreement then, on the basis set out in the Implementation Agreement and without any compensation being payable, the transaction contemplated in this Agreement shall be cancelled such that the Sale Shares are transferred back to the Seller.

6.            SALE

6.1.         The Seller hereby sells to the Purchaser, which purchases, the Sale Shares on the Closing Date for the Purchase Price (to be settled as set out in clause 7).

6.2.         Notwithstanding the Signature Date, possession and effective control, and, all risk in and all benefit attaching to the Sale Shares will pass to the Purchaser on the Closing Date on conclusion of the Closing Meeting (as contemplated in clause 8).

7.            SETTLEMENT OF THE PURCHASE PRICE

The Purchase Price shall be fully and finally settled by way of the Purchaser, on the Closing Date and as contemplated in the Implementation Agreement, issuing the GSPL CCN’s to the Seller.

8.            CLOSING

8.1.         On the Closing Date representatives of the Parties shall meet as required in terms of clause 6 of the Implementation Agreement (the “Closing Meeting”).

8.2.         At the Closing Meeting and in accordance with the order of the Implementation Steps as set out in the Implementation Agreement:

8.2.1.             the Purchaser shall issue the GSPL CCN’s to the Seller and deliver to the Seller a certificate in respect of the Aggregate CCN’s;

8.2.2.             the Seller shall against delivery of the certificate referred to in clause 8.2.1 deliver to the Purchaser:

8.2.2.1.             share transfer forms in respect of the Sale Shares duly completed by the Seller and dated as at the Closing Date, with the Purchaser recorded as the transferee;

8.2.2.2.             original share certificates issued in the name of the Seller in respect of the Sale Shares;

8.2.2.3.             original share certificates issued in the name of the Purchaser in respect of the Sale Shares;

8.2.2.4.             all statutory registers and minute books (in every case written up to, but not including, the Closing Date), common seal and certificate of incorporation, of the Company;

8.2.2.5.             a certified copy of the minutes of the meeting of the directors of the Company, approving:

8.2.2.5.1.            the registration of the transfer of the Sale Shares, subject to their being duly stamped;

8.2.2.5.2.            the issue of a share certificate in the name of the Purchaser in respect of the Sale Shares and the affixation of the common seal of the Company (in accordance with the constitution of the Company) onto the share certificate; and

8.2.2.5.3.            the updating of the electronic register of members of the Company maintained by the Accounting and Corporate Regulatory Authority to reflect the transfer of the Sale Shares to the Purchaser;

8.2.2.6.             a form E4A and a working sheet for the transfer of shares signed by a director of the Company in the form prescribed by IRAS, together with all requisite documents as may be required by IRAS for stamp duty purposes including the Company’s latest audited accounts or management accounts.

9.            BASIS OF SALE

9.1.         The Seller, subject to all of the limitations set out in clause 10, hereby warrants to the Purchaser that:

9.1.1.             as at the Signature Date and the Closing Date, the Seller is and will be the sole legal and beneficial holder of the Sale Shares;

9.1.2.             the Sale Shares are sold to the Purchaser free of any pledge, lien or any other real right or encumbrance;

9.1.3.             as at the Signature Date and the Closing Date, no person or entity will have any right (including without limitation, any option or right of first refusal) to purchase or acquire or otherwise to obtain any right in and to the Sale Shares;

9.1.4.             as at the Signature Date and the Closing Date, the Company, directly or indirectly, holds shares in each of the Subsidiaries, on the basis set out in Annexure “B” (save that the shareholding for IM Shipping Pte. Ltd. is reflected in Annexure “B” at the 100% (one hundred percent) level it is expected to be as at on the Closing Date, whereas such shareholding is 51% (fifty one percent) on the Signature Date);

9.1.5.             as at the Closing Date and save as provided in this Agreement:

9.1.5.1.             it has no claims (actual or contingent) against the Company arising from any cause whatsoever;

9.1.5.2.             notwithstanding the warranty contained in this clause 9.1.5, the Seller hereby waives any and all claims (actual or contingent) which it has, or may have, against the Company, arising from any cause whatsoever (with this clause 9.1.5 constituting a stipulatio alteri in favour of the Company capable of acceptance by it at any time);

10.          LIMITATIONS ON WARRANTY CLAIMS

10.1.      The Purchaser shall not be entitled to make any claim against the Seller in respect of a breach of any of the warranties given in terms of clause 9.1 or otherwise in connection with the Sale Shares (“Claim”) unless:

10.1.1.           such Claim is notified to the Seller in writing within 36 (thirty six) months of the Closing Date; and

10.1.2.           the amount of any such Claim, arising from a single cause of action or a series of interdependent related causes of action, exceeds US$100 000 (one hundred thousand United States Dollars); provided that if the requirement in clause 10.1.1 is met and the threshold set out in this clause 10.1.2 is exceeded, then subject to clauses 10.2 and 10.3 the Seller shall be liable to the Purchaser for the full amounts of such Claims (i.e. not just the excess above such threshold).

10.2.      The aggregate liability of the Seller to the Purchaser for all Claims, shall be limited to an aggregate amount equal to the Purchase Price.

10.3.      The Seller shall not be liable to make payment of any Claim, to the extent that making such payment would be contrary to any law.

11.          BREACH

11.1.        If a Party (“Defaulting Party”) commits any breach of this Agreement and fails to remedy such breach within 5 (five) Business Days (“Notice Period”) of written notice requiring the breach to be remedied, then the Party giving the notice (“Aggrieved Party”) will be entitled to claim immediate specific performance of all or any of the Defaulting Party’s obligations under this Agreement, with or without claiming damages, whether or not such obligation has fallen due for performance and to require the Defaulting Party to provide security to the satisfaction of the Aggrieved Party for the Defaulting Party’s obligations.

11.2.        For the sake of clarity, it is recorded that this Agreement may not be cancelled, save as set out in clause 6.3 of the Implementation Agreement.

12.          APPLICATION OF CERTAIN PROVISIONS OF THE IMPLEMENTATION AGREEMENT

The provisions of clauses 3 and 11 to 20 (both inclusive) of the Implementation Agreement shall apply, mutatis mutandis, in respect of the interpretation and implementation of this Agreement.

For : the Seller

Signature:	/s/ Andrew Waller

who warrants that he / she is duly authorised thereto

Name:	Andrew Waller

Date:	23 March 2018

Place:	Durban

Witness:	/s/ Reshmee Soni

Name of witness:	Reshmee Soni

For : the Purchaser

Signature:	/s/ Quah Ban Huat

who warrants that he / she is duly authorised thereto

Name:	Quah Ban Huat

Date:

Place:

Witness:	/s/ Deb Osbourne

Name of witness:	Deb Osbourne

Annexure “A”

TERMS OF THE COMPULSORILY CONVERTIBLE NOTES

(as referred to in clause 2.8)

1.            The terms of the Compulsorily Convertible Notes shall be as follows:

1.1.          the Compulsorily Convertible Notes shall not bear any interest and shall not entitle any of the holders thereof to any rights or benefits other than those set out in this Annexure “A”;

1.2.          the Compulsorily Convertible Notes are, save as set out in this Agreement and the Implementation Agreement, non-transferable and non-redeemable;

1.3.          subject to paragraph 1.4, each Compulsorily Convertible Note shall automatically be converted by the Purchaser by way of the issue or transfer to the holder of such Compulsorily Convertible Note of 1 (one) ordinary share in the Purchaser, for no further consideration payable in respect of such issue or transfer, as contemplated in the Implementation Agreement (in particular but without limitation, with regard to the timing of such process as an Implementation Step) and such Compulsorily Convertible Note forthwith being cancelled;

1.4.          the automatic conversion and issue process referred to in paragraph 1.3 shall be conditional upon the Grindrod Distribution being completed and shall only be for the benefit of Ordinary Shareholders (provided that to the extent, following the Grindrod Distribution, any other person/s has acquired or otherwise holds the nominal number of Compulsorily Convertible Notes in respect of which the Rounding Adjustment was applied, such automatic conversion and issue process shall take place at the same time but for the benefit of such person/s);

1.5.          if the Seller gives notice in terms of clause 6.2.2 of the Implementation Agreement then, on the basis set out in the Implementation Agreement and without any compensation being payable:

1.5.1.             the Compulsorily Convertible Notes shall automatically be cancelled; and/or

1.5.2.             to the extent that the automatic conversion and issue/transfer process referred to in paragraph 1.3 has been completed, the ordinary shares in the Purchaser issued or transferred pursuant to such process shall, at the Purchaser’s election, be reacquired by the Purchaser (to the extent permitted by and in accordance with applicable laws) and/or transferred from the Ordinary Shareholders to the Seller;

1.6.          Martyn Richard Wade (or his nominee) is unconditionally and irrevocably authorised to sign any document and take any other action necessary and/or desirable to give full effect to the terms of the Compulsorily Convertible Notes as set out in this Annexure “A”.

Annexure “B”

SUBSIDIARIES

(as defined in clause 2.23)